FID-B-04-063

January 24, 2005


RECD S.E.C.
FEB 0 1 2005


05005580

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- SemiAnnual Report 2005
- JSAT Reports JCSAT-1B Satellite Anomaly (dated January 18, 2005)
- Services Provided by JCSAT-1B Satellite Restored (dated January 19, 2005)

Thank you for your attention and cooperation.

PROCESSED
FEB 0 7 2005
THOMSON
FINANCIAL

Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877



JSAT Corporation

Semiannual Report 2005

Six months ended September 30, 2004

Message from the Management

Business Environment and Results

Supported by an expansion of capital investment and a recovery in personal consumption centering on digital appliances, a gradual recovery of the Japanese economy at last took hold. In this environment, the JSAT Group achieved operating results that exceeded initial forecasts for the interim period, posting consolidated revenues of ¥21,078 million and net income of ¥2,676 million.

Revenues decreased slightly compared to the same period of the previous fiscal year, by ¥670 million to ¥21,078 million, owing to a number of factors, including the expiration or cancellation of a portion of transponder use contracts at the end of the previous year. Nevertheless, revenues were ¥507 million higher than forecast in the initial plan as a result of continued group-wide efforts to improve business performance to compensate for the decrease in revenues. Operating income of ¥4,365 million was ¥1,085 million higher than forecast in the initial plan and ¥1,274 million lower than in the same period of the previous year. Net income of ¥2,676 million was ¥1,046 million higher than in the initial plan and ¥261 million lower than in the same period of the previous year.

Management Policies and Strategies

Aiming for further business growth, in fiscal 2003 the JSAT Group established a medium-term management plan for the period from fiscal 2004 to fiscal 2008 and coined the new corporate slogan "JSAT Creating Satellite Solutions." During the current fiscal year, the first year of the plan, in line with the new slogan the Group has identified its core competencies as the provision of satellite and video image solutions and the provision of broadcast and telecommunication convergence solutions. The Group's policy is to take maximum advantage of these core competencies to contribute to our customers' business development while at the same time increasing corporate value.

The medium-term management plan has four critical elements. The first element is to develop a solutions business involving the creation and exploitation of the numerous possibilities offered by satellites. By exploiting the advantages unique to satellites—wide geographical coverage and multicasting—and leveraging the Group's wealth of business experience in the broadcasting, video, and telecommunications fields, the Company will provide solutions and develop value-added businesses. Also, through partnering with JSAT Group companies and other operators, the Company will engage in more efficient sales and marketing, provide a one-stop service from the customer's standpoint, and strive to open up new markets. To develop this solutions business, the Company will add a teleport center function to the Yokohama Satellite Control Center to put in place a structure that can meet the diverse needs of customers while promoting R&D activities and reinforcing the eight-orbital slot, nine-satellite infrastructure and reception infrastructure.

The second element in the plan is support for migration to digital broadcasting. The Group has long provided broadcasting services for the broadcaster of SKY Perfec TV!; in the coming years we will aggressively work to expand our role in the digital broadcasting sector by also providing support and value-added services for cable TV operators throughout Japan as they migrate to digital formats. The Group is aggressively providing migration support to cable TV operators and promoting the transition to multichannel broadcasting, and to that end we have launched the JC-HITS project. During the interim period under review, JSAT began pay service and pay-per-view service. The number of companies using these services is steadily increasing, and the business is off to a strong start.

The third element is expansion of the global business. The trend toward alliances among the world's satellite operators is gaining momentum, and to ensure more rapid and efficient business development in this environment JSAT's policy is to move forward with strategic alliances with overseas operators to engage in joint sales of services and joint procurement of satellites and so on. The Company will also package submarine cables with satellite circuits to provide solutions and value-added services that take advantage of the characteristics of both types of communication circuits.

The Group is implementing various measures to expand its global business operations. JSAT and PanAmSat jointly launched the Horizons-1 satellite on October 1, 2003, and commenced service in January 2004. This satellite takes advantage of an extensive service area spanning North America and Hawaii and has begun to contribute to growth in revenue and profit for the Group. Aiming to further expand its service area in the Asia region, the Group will invest in a leading value-added telecommunications operator in Taiwan and build a strategic alliance.

The fourth element in the plan is services for mobile applications. JSAT aims to provide marine, land-based, and aerospace broadband services, high value-added services possible only using satellites. In particular, the Company is aggressively developing and commercializing marine broadband services for shipping.

In addition to JSAT's own sales and marketing capabilities, the Company regards partnering and alliance-building as important for the swift implementation of this business strategy. Specifically, the Company will strengthen cooperative relations and create synergy with its principal shareholders—notably broadcast companies, cable TV operators, program providers, and the NTT Group—engage in joint selling with overseas satellite operators, and pursue technical tie-ups.

Outlook

Since the turn of the century, the business environment in the world's telecommunications and video imaging industries has greatly changed in preparation for the age of broadband and mobile/ubiquitous services. In this milieu, JSAT adopted a new management structure in June 2003 and established a medium-term management plan aimed at further business development in October 2003. In the growth strategy formulated by the Group-wide project team, JSAT aims for new growth and development to take advantage of changes in the business environment. The Company has positioned the period until fiscal 2006 as a time of change and preparation and the period from fiscal 2007 to fiscal 2008 as a time of expansion and growth. JSAT's policy is to mount a Group-wide effort in the continued pursuit of new possibilities and new added value as an excellent business partner and a firmly established global enterprise with a satellite platform.

January 2005



Kiyoshi Isozaki
President & CEO

Unaudited Condensed Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
September 30, 2003 and 2004

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	2003	2004	2004
Current assets:			
Cash and cash equivalents	¥ 2,046,947	¥ 2,633,639	$ 23,942
Short-term investments (Note 2)	13,452,555	14,150,331	128,639
Accounts receivables:			
Trade	1,507,733	1,577,127	14,338
Loans	9,000,000	6,200,000	56,364
Other	316,687	403,931	3,672
Net investment in direct financing lease (Note 6)	1,199,395	1,326,507	12,059
Inventories	83,839	77,871	708
Prepaid expenses	2,170,456	1,976,206	17,966
Deferred income taxes	713,469	489,428	4,449
Other current assets	412,593	276,416	2,513
Total current assets	30,903,674	29,111,456	264,650
Investments:			
Investments in affiliated companies	500,304	5,046,294	45,875
Other investments (Notes 2 and 4)	22,852,830	21,829,858	198,453
Total investments	23,353,134	26,876,152	244,328
Property and equipment (Notes 3, 6 and 7):			
Land	2,662,571	2,638,571	23,987
Telecommunications satellites	146,916,260	146,916,260	1,335,602
Telecommunications equipment	17,584,638	20,192,241	183,566
Buildings and structures	5,002,674	5,131,705	46,652
Equipment and furniture	862,646	861,099	7,828
Construction in progress	22,592,143	24,975,127	227,047
Total	195,620,932	200,715,003	1,824,682
Accumulated depreciation	(77,257,449)	(93,568,125)	(850,619)
Net property and equipment	118,363,483	107,146,878	974,063
Deferred income taxes	213,129	108,502	986
Net investment in direct financing lease (Note 6)	1,879,021	648,245	5,893
Goodwill	–	558,211	5,075
Other assets	3,223,837	3,344,712	30,406
Total	¥177,936,278	¥167,794,156	$1,525,401

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2003	Thousands of Yen 2004	Thousands of U.S. Dollars (Note 1) 2004
Current liabilities:			
Short-term borrowings (Note 4)	¥ 325,000	¥ 1,170,000	$ 10,636
Current portion of long-term debt (Notes 4 and 6)	8,224,706	12,757,864	115,981
Trade accounts payable	517,623	680,308	6,185
Accrued liabilities:			
Interest	57,983	33,153	301
Taxes on income	2,416,961	1,946,843	17,699
Other	613,536	680,788	6,189
Advances from customers	3,524,483	3,489,460	31,722
Other current liabilities	1,226,665	2,946,275	26,784
Total current liabilities	16,906,957	23,704,691	215,497
Long-term liabilities:			
Long-term debt (Notes 4 and 6)	32,409,482	23,073,352	209,758
Convertible bonds (Note 4)	20,000,000	20,000,000	181,818
Liability for severance payments	855,469	981,278	8,921
Deferred income taxes	3,956,585	2,480,938	22,554
Other liabilities	2,255,852	2,274,016	20,673
Total long-term liabilities	59,477,388	48,809,584	443,724
Commitments and contingent liabilities (Note 7)			
Minority Interests	621,086	144,469	1,313
Shareholders' equity:			
Common stock:	53,769,570	53,769,570	488,814
authorized, 450,000 shares			
issued, 2003 and 2004—383,154.5 shares			
Additional paid-in capital	34,426,597	34,406,842	312,789
Retained earnings—Unappropriated	7,773,753	11,422,695	103,843
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	6,435,087	5,901,405	53,649
Foreign currency translation adjustments	(34,370)	(430,663)	(3,915)
Minimum pension liability adjustment	(36,751)	(7,178)	(65)
Total accumulated other comprehensive income	6,363,966	5,463,564	49,669
	102,333,886	105,062,671	955,115
Less treasury stock, at cost			
(2003—3,070.5 shares, 2004—26,735.5 shares)	(1,403,039)	(9,927,259)	(90,248)
Total shareholders' equity	100,930,847	95,135,412	864,867
Total	¥177,936,278	¥167,794,156	$1,525,401

Unaudited Condensed Consolidated Statements of Income

JSAT Corporation and Subsidiaries
Six months ended September 30, 2003 and 2004

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2004	2004
Revenues (Notes 5 and 6)	¥21,747,611	¥21,077,655	$191,615
Operating expenses:			
Cost of services	5,118,161	5,519,407	50,177
Sales and marketing	1,197,424	1,403,232	12,757
Depreciation and amortization (Note 3)	8,114,149	7,869,330	71,539
General and administrative expenses	1,677,553	1,886,176	17,147
Loss on property and equipment	1,173	34,460	313
Total operating expenses	16,108,460	16,712,605	151,933
Operating income	5,639,151	4,365,050	39,682
Other income (expenses):			
Interest expenses	(382,843)	(287,297)	(2,612)
Equity in (losses) earnings of affiliated companies	(6,271)	4,649	42
Other—net (Note 2)	55,614	781,695	7,107
Other income (expenses)—net	(333,500)	499,047	4,537
Income before income taxes and minority interests	5,305,651	4,864,097	44,219
Income taxes:			
Current	2,416,969	1,951,239	17,738
Deferred	(67,136)	206,427	1,877
Total	2,349,833	2,157,666	19,615
Income before minority interests	2,955,818	2,706,431	24,604
Minority interests in income of subsidiaries	(18,826)	(30,129)	(274)
Net income	¥ 2,936,992	¥ 2,676,302	$ 24,330

	Yen		U.S. Dollars
	2003	2004	2004
Per share of common stock:			
Earnings per share—basic	¥7,745.21	¥7,408.40	$67.35
Earnings per share—diluted	7,229.26	6,891.87	62.65

See notes to consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Six months ended September 30, 2003 and 2004

	Thousands of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2004	2004
Operating activities:			
Net income	¥ 2,936,992	¥ 2,676,302	$ 24,330
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,114,149	7,869,330	71,539
Provision for doubtful receivables	(153,342)	(880)	(8)
Accrual for severance payments, less payments	(198,939)	64,381	585
Equity in losses (earnings) of affiliated companies	6,271	(4,649)	(42)
Loss on property and equipment	1,173	34,460	313
Loss on sales or write-downs of other investments and other assets—net	67,568	298,964	2,718
Deferred income taxes	(67,136)	206,427	1,877
Changes in assets and liabilities:			
Decrease in trade accounts receivable	667,928	740,928	6,736
Decrease in accrued liabilities—interest and other	(315,525)	(46,470)	(421)
(Decrease) increase in accrued liabilities—taxes on income	(536,046)	188,984	1,717
Increase in advances from customers	1,149,575	903,991	8,218
Other—net	1,352,330	620,553	5,641
Net cash provided by operating activities	13,024,998	13,552,321	123,203
Investing activities:			
Collection of time deposits	2,000,000	–	–
Payments for property and equipment	(4,377,125)	(6,315,006)	(57,409)
Payments for loan receivables in affiliated companies	(335,000)	–	–
Collection of loan receivables in affiliated companies	–	271,955	2,473
Collection of redemption of short-term investments and other investments	232,402	–	–
Payments for purchases of short-term investments and other investments	(14,852,324)	(4,675,200)	(42,502)
Proceeds from sales of short-term investments and other investments	13,353,358	7,194,663	65,406
Purchases of lease property	(3,275,300)	–	–
Acquisition of intangible and other assets	(11,205)	(193,378)	(1,758)
Payment for additional investments in affiliated companies	–	(435,680)	(3,961)
(Increase)decrease in short-term loans receivable—net	(1,700,000)	800,000	7,273
Collection of lease receivables	–	628,653	5,715
Net cash used in investing activities	(8,965,194)	(2,723,993)	(24,763)
Financing activities:			
Proceeds from short-term borrowings	325,000	1,170,000	10,636
Repayments of short-term borrowings	(2,800,000)	(1,200,000)	(10,909)
Proceeds from long-term borrowings	3,400,000	1,000,000	9,091
Repayments of long-term borrowings	(3,198,911)	(3,298,911)	(29,990)
Payments to acquire treasury stock	(1,402,797)	(6,743,785)	(61,307)
Proceeds from sales of treasury stock	1,719,138	–	–
Payments for cash dividends	(1,317,799)	(1,130,677)	(10,279)
Other	(231,378)	(236,382)	(2,149)
Net cash used in financing activities	(3,506,747)	(10,439,755)	(94,907)
Effect of exchange rate changes on cash and cash equivalents	(5,828)	11,697	106
Net increase in cash and cash equivalents	547,229	400,270	3,639
Cash and cash equivalents at beginning of the six months	1,499,718	2,233,369	20,303
Cash and cash equivalents at end of the six months	¥ 2,046,947	¥ 2,633,639	$ 23,942
Supplemental information:			
Cash paid during the six months for:			
Interest, net of amounts capitalized	¥ 390,416	¥ 296,775	$ 2,698
Income taxes	2,820,918	1,762,257	16,021

See notes to consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

JSAT Corporation and Subsidiaries

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. Effect has been given in the consolidated financial statements to adjustments which have not been entered in the general books of account on JSAT Corporation and its subsidiaries (together the "Companies") maintained in accordance with accounting principles generally accepted in Japan.

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and have been made at the rate of ¥110 = U.S.$1, the approximate exchange rate on September 30, 2004.

Certain reclassifications have been made to the 2003 financial statements to confirm to the classifications used in 2004.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities," the Companies' marketable equity and debt securities are classified as available-for-sale securities.

At September 30, 2003 and 2004, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities are as follows:

	Thousands of Yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 10,672,736	¥ 11,746,266	¥ (62,645)	¥ 22,356,357
Debt securities	13,029,713	20,118	(623,208)	12,426,623

	Thousands of Yen			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥11,747,484	¥ 9,066,227	¥ (60,243)	¥20,753,468
Debt securities	14,297,607	75,940	(405,048)	13,968,499

	Thousands of U.S. Dollars			
	2004			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 106,795	$ 82,420	$ (547)	$ 188,668
Debt securities	129,978	690	(3,682)	126,986

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the six months ended September 30, 2003 and 2004 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Proceeds from sales	¥13,579,085	¥7,196,154	$65,420
Gross realized gains	¥ 54,357	¥ 39,215	$ 357
Gross realized losses	(21,472)	(83,561)	(760)
Net realized gains (losses)	¥ 32,885	¥ (44,346)	$ (403)

Debt securities classified as available-for-sale at September 30, 2004 mature as follows:

	Thousands of Yen	
	Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	¥ 2,974,914	¥ 2,765,579
After 1 year through 5 years	6,111,610	6,111,710
After 5 years through 10 years	2,503,402	2,481,265
After 10 years	2,707,681	2,609,945
Total	¥14,297,607	¥13,968,499

	Thousands of U.S.Dollars	
	Available-for-sale	
	Cost	Fair value
Contractual maturities:		
Within 1 year	$ 27,045	$ 25,141
After 1 year through 5 years	55,560	55,561
After 5 years through 10 years	22,758	22,557
After 10 years	24,615	23,727
Total	$ 129,978	$ 126,986

Investments other than marketable equity and debt securities include other cost basis investments, which are non-traded equity securities, investments in partnerships and non-current time deposits of ¥1,522,405 thousand and ¥1,258,222 thousand ($11,438 thousand) at September 30, 2003 and 2004, respectively.

3. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases which are described in Note 6, for the six months ended September 30, 2003 and 2004 was ¥8,054,529 thousand and ¥7,712,180 thousand ($70,111 thousand), respectively.

Capitalized interest in connection with construction of major facilities, mainly telecommunications satellites, for the six months ended September 30, 2003 and 2004 was ¥1,268 thousand and ¥8,249 thousand ($75 thousand), respectively.

4. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at September 30, 2003 and 2004 consisted of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2003		2004		2004
		Interest rate*		Interest rate*	
Bank borrowings	¥325,000	0.629%	¥1,170,000	0.268%	$10,636

The interest rates represent weighted-average rates of outstanding balances at September 30, 2003 and 2004.
All short-term borrowings at September 30, 2003 and 2004 are denominated in Yen.

Long-term debt at September 30, 2003 and 2004 consisted of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥11,339,320	¥ 8,516,800	$ 77,425
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2009—annual interest rates of 0.27%–5.20% (2003) and 0.26%–3.30% (2004)	25,720,819	24,276,318	220,694
Government-owned bank, maturing serially through 2009—annual interest rate of 1.30%	1,747,000	1,516,200	13,784
Non-trade accounts payable due through 2006—non-interest bearing	1,005,600	670,400	6,095
Capital lease obligations (See Note 6)	821,449	851,498	7,741
Total	40,634,188	35,831,216	325,739
Less current maturities	8,224,706	12,757,864	115,981
Long-term debt, less current maturities	¥32,409,482	¥23,073,352	$209,758

The Company issued ¥20,000,000 thousand principal amount of zero coupon convertible bonds due 2007 on April 3, 2002, which are convertible into shares of common stock until March 16, 2007 with a conversion price of ¥739,000 subject to adjustment in certain events. The price of this convertible bond at September 30, 2003 and 2004 was ¥738,687($6,715).

The Company may redeem all the bonds at their principal amount before the due date in certain limited circumstances.

Other investments, which were classified as available-for-sale equity securities, with a carrying value of ¥20,224,620 thousand ($183,860 thousand) were pledged as collateral for certain long-term debt of the Company at September 30, 2004.

At September 30, 2004, the Companies had unused lines of credit that totaled ¥5,919,000 thousand ($53,809 thousand). Under these programs,the Companies are authorized to obtain short-term financing at prevailing interest rates.

Maturities of long-term debt subsequent to September 30, 2004 are as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2005 (included in current liabilities)	¥12,757,864	$115,981
2006	7,272,145	66,110
2007	11,392,859	103,572
2008	3,692,234	33,566
2009 and thereafter	716,114	6,510
Total	¥35,831,216	$325,739

5. SEGMENT INFORMATION

The Companies operate in a single operating segment which is to provide network-related and broadcast and video distribution services to customers.

Network-related services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

Broadcast and video distribution services consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect") and the provision of operational support services to SKY Perfect.

Revenues from external customers for each service for the six months ended September 30, 2003 and 2004 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Revenues from:			
Network-related services	¥ 8,393,085	¥ 7,247,377	$ 65,885
Broadcast and video distribution services	12,984,640	13,539,994	123,091
Other	369,886	290,284	2,639
Total revenues	¥21,747,611	¥21,077,655	$191,615

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

6. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases at September 30, 2003 and 2004 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Telecommunications equipment	¥2,320,848	¥2,102,671	$19,115
Other	251,656	278,787	2,535
Less accumulated depreciation	(1,807,408)	(1,565,486)	(14,232)
Net book value	¥ 765,096	¥ 815,972	$ 7,418

Future minimum lease payments at September 30, 2004 and thereafter were as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2005	¥443,559	$4,032
2006	258,941	2,354
2007	118,674	1,079
2008	68,890	626
2009	23,779	216
Total	913,843	8,307
Less amount representing interest	62,345	566
Present value of net minimum lease payments (See Note 4)	851,498	7,741
Less current maturities	424,842	3,862
Long-term capital lease obligations	¥426,656	$3,879

Rental expenses under operating leases for the six months ended September 30, 2003 and 2004 were ¥363,688 thousand and ¥429,500 thousand ($3,905 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at September 30, 2004 were as follows:

Year ending September 30:	Thousands of Yen	Thousands of U.S. Dollars
2005	¥ 464,743	$4,225
2006	464,743	4,225
2007	116,186	1,056
Total	¥1,045,672	$9,506

Lessor

The Companies lease satellite transponders and certain other assets, which are classified as a direct financing lease under SFAS No.13, "Accounting for Leases." The net investments in direct financing leases at September 30, 2004 were as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Total minimum lease payments to be received	¥4,016,500	¥2,455,988	$22,327
Less amount representing estimated executory costs (such as maintenance and insurance),including profit thereon, included in total minimum payments	741,200	404,400	3,676
Net minimum lease payments receivable	3,275,300	2,051,588	18,651
Less unearned income	196,884	76,836	699
Net investment in direct financing lease	¥3,078,416	¥1,974,752	$17,952

Minimum lease payments receivable at September 30, 2004 and thereafter are as follows:	Thousands of Yen	Thousands of U.S. Dollars
2005	¥1,684,553	$15,314
2006	715,053	6,500
2007	22,553	205
2008	22,553	205
2009	11,276	103
Total	¥2,455,988	$22,327

The Companies lease satellite transponder full-time dedicated network-related services and these leases are classified as cancelable operating leases under SFAS No.13, "Accounting for Leases."

Revenues from operating leases included in revenues were ¥7,926,144 thousand and ¥6,922,419 thousand ($62,931 thousand) for the six months ended September 30, 2003 and 2004, respectively.

The following schedule provides an analysis of the Companies' investments in property on operating leases at September 30, 2003 and 2004:

	Thousands of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Telecommunications satellites on operating leases	¥65,115,020	¥70,445,623	$640,415
Less accumulated depreciation	(27,411,037)	(39,011,421)	(354,649)
Net book value	¥37,703,983	¥31,434,202	$285,766

7. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

The commitments outstanding by the Companies at September 30, 2004 are for a launch contract for future replacement satellites, JCSAT-9 and JCSAT-10 of ¥792,225 thousand ($7,202 thousand), ¥8,290,550 thousand ($75,369 thousand) and ¥8,121,421 thousand ($73,831 thousand), respectively.

Management

(As of September 30, 2004)

Board of Directors

Kiyoshi Isozaki
President & CEO
Representative Director

Yoshiro Aisaka
Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Iwao Nakatani
Director
(President, Tama University;
Director of Research,
UFJ Institute Limited)

Mamoru Ishida
Director
(Senior Executive Vice President,
NTT Communications Corporation)

Shingo Yoshii
Director
(Executive Officer, General Manager,
Media Division, Sumitomo Corporation)

Kohei Manabe
Director
(Representative Director, President,
Nippon Television Network Corporation)

Bunji Shinoda
Director
(General Manager,
Media Business Division,
Consumer Service Business Unit,
Mitsui & Co., Ltd.)

Corporate Auditors

Kiyoaki Fujimoto
Corporate Auditor

Shoichi Kameyama
Corporate Auditor

Tamotsu Iba
Corporate Auditor
(Corporate Advisor, Sony Corporation)

Nobuyuki Kaneko
Corporate Auditor
(Executive Officer,
Chief Operating Officer,
Media Business Division,
Aerospace, Electronics &
Multimedia Company,
ITOCHU Corporation)

Executive Officers

Kiyoshi Isozaki
President & CEO

Yoshiro Aisaka
Senior Executive Officer,
Strategic Planning Group

Masanori Akiyama
Senior Executive Officer,
Market Development Group

Yoichi Iizuka
Senior Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Senior Executive Officer,
Engineering & Planning Group

Masanao Tanase
Senior Executive Officer,
Market Development Group

Yasuo Okuyama
Executive Officer,
Market Development Group

Osamu Kato
Executive Officer,
Corporate Planning &
Communications Group

Yuichiro Nishio
Executive Officer,
Engineering & Planning Group

Hiroo Sumitomo
Executive Officer,
Market Development Group

Kiyoshi Ogawa
Executive Officer,
Corporate Planning &
Communications Group

Corporate Data

(As of September 30, 2004)

Company name:
JSAT Corporation

Headquarters:
Pacific Century Place Marunouchi 17-18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo
100-6218, Japan
Tel +81-3-5219-7777
Fax +81-3-5219-7877

Established:
February 1985

Capital:
¥53,769,570,000

Number of employees:
196 (276 on a consolidated basis)

Shares

Authorized number of shares:
450,000

Number of shares issued:
383,154.5

Total number of shareholders:
26,240

Shareholder Information

Fiscal year end:
March 31

Annual general meeting of shareholders:
June

Payment of dividends (dividend record date):
March 31 (September 30 when interim dividends are paid)

Publication for official announcements:
Nihon Keizai Shimbun

Transfer agent and handling office:
The Chuo Mitsui Trust and Banking Company, Limited.
33-1, Shiba 3-chome, Minato-ku, Tokyo
105-8574, Japan

Printed in Japan on bagasse paper (100% nontree paper).


JSAT

January 18, 2005
JSAT Corporation

JSAT Reports JCSAT-1B Satellite Anomaly

JSAT Corporation ("JSAT"; Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) reported today that its JCSAT-1B communications satellite experienced an anomaly on January 17, 2005 at 21:26 JST, leading to difficulties with services provided by the satellite. Below are details of the incident to date and how JSAT is responding. JSAT is now investigating the influence on its financial results.

1. Current Situation

All channels provided by the satellite are still unavailable

2. Developments to Date

JSAT has determined that its JCSAT-1B satellite experienced an anomaly in one of its thrusters. Preparations are currently being made to operate the satellite using its remaining functional thrusters. To cover all possibilities, JSAT has also begun moving its back-up satellite into the orbital position of JCSAT-1B.

3. Response by JSAT

JSAT expects to steadily begin restoring services provided by JCSAT-1B from around 03:00 JST on January 19 (Wed.), 2005.

January 19, 2005
JSAT Corporation

Services Provided by JCSAT-1B Satellite Restored

JSAT Corporation ("JSAT"; Head Office: Tokyo, Japan; President and CEO: Kiyoshi Isozaki) reports today that restoration of the services provided by JCSAT-1B communications satellite, which were temporarily unavailable from January 17 due to an anomaly, has been completed successfully.
JSAT is now investigating the influence on its financial results.

Recovery Timeline

1. Time of anomaly:
   21:26 January 17, 2005 JST

2. Nature of anomaly:
   Attitude loss during maneuver.
   All channels became unavailable.

3. Action:
   Necessary actions for recovery commenced immediately with support of Boeing, the satellite manufacturer.

4. Recovery of services:
   03:30 January 19, 2005 JST